

June 6, 2019

Tracy D. Jackson
Chief Financial Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

      Re: CVR Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 21, 2019
           Form 10-Q for the Fiscal Quarter ended March 31, 2019
           Filed April 25, 2019
           File No. 001-33492

Dear Ms. Jackson:

      We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended March 31, 2019

Financial Statements
Note 8 - Shareholders' Equity, page 16

1.   We note that you present a tabulation showing changes in Total CVR Stockholders' Equity and Noncontrolling Interest for the interim periods. Please address the requirement to present an analysis of the changes *in each caption* of stockholders' equity, in the form of a reconciliation, pursuant to Rule 10-01(a)(7) and Rule 3-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Matthew W. Bley